UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

         [X] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-QSB

         For Period Ended: December 31, 1996             SEC FILE NUMBER 0-11734
                           -----------------             CUSIP NUMBER 67087B100

     [ ] Transition Report on Form 10-KSB
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-QSB
     [ ] Transition Report on Form N-SAR For Transition Period Ended:__________

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Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.

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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates: Entire Form 10-KSB
                                              -------------------
Part I - Registrant Information

Full Name of Registrant            OMAP Holdings Incorporated

Former Name if Applicable          N/A

Address of Principal Executive Office:
       82-66 Austin Street
       Kew Gardens, New York 11415

Part II--RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]  (b)  The subject annual report,  semi-annual  report,  transition report on
          From 10-K, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on From 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
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     (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.

Part III - Narrative

         State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time period.

     In December 1995, the Company acquired a French manufacturing company, Establissements R. Kohl S.A. ("Kohl"). Kohl is the Company's principal operating subsidiary and is responsible for the majority of the revenue realized by the Company during the 1996 fiscal year. The Company has experienced unanticipated delays in preparing its year end financial statements resulting from differences between French and American accounting standards with respect to the treatment of inventory. The Company has been unable to eliminate these delays without unreasonable effort or expense.

Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification.

          James Tilton              President              (718) 445-7736
         --------------          --------------          ------------------
             (Name)                  (Title)             (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s). (X ) Yes ( ) No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ( ) Yes (X ) No

          If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           N/A

                            OMAP Holding Incorporated
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     March 31, 1997            By:/s/ James Tilton
                                    ----------------------------
                                    Name:  James Tilton
                                    Title:    President